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                            July 16, 2020

       Jean-Pierre Sommadossi, Ph.D.
       President and Chief Executive Officer
       Atea Pharmaceuticals, Inc.
       125 Summer Street
       Boston, MA 02110

                                                        Re: Atea
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 19,
2020
                                                            CIK No. 0001593899

       Dear Dr. Sommadossi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 19, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your use of "best-in-class" on pages 1, 96, and 107. This term suggests that your product candidates are
effective, likely to be approved and compare favorably to
                                                        competitive products.
Please delete these references throughout your registration
                                                        statement. If your use
of this term was intended to convey your belief that the products are based on a novel
technology or approach, you may discuss how your technology
                                                        differs from technology
used by competitors. Statements such as these should be
                                                        accompanied by
cautionary language that the statements are not intended to give any
 Jean-Pierre Sommadossi, Ph.D.
FirstName  LastNameJean-Pierre Sommadossi, Ph.D.
Atea Pharmaceuticals, Inc.
Comapany
July       NameAtea Pharmaceuticals, Inc.
     16, 2020
July 16,
Page  2 2020 Page 2
FirstName LastName

         indication that the product candidates have been proven effective or that they will receive regulatory approval.
2. We note your description of AT-527 as "potent" and "selective" throughout the registration statement. Given that you have relied on data obtained in your HCV clinical trials to initiate Phase 2 and the only data you present as to potency and selectivity against
         SARS coronaviruses are from in vitro assays that "suggest" AT-527 may be potent and selective, please tell us the basis for these claims.
Our product candidates, page 3

3. Please revise to indicate, if true, that AT-527 was initially developed for the treatment of
         HCV and that you initiated your clinical development program of AT-527 for the treatment of patients with COVID-19 with a Phase 2 trial by utilizing pharmacokinetics, safety and tolerability data obtained from your HCV clinical trials. Please also disclose the current size of the clinical trial population for AT-527.
4. We note that upon the resolution of industry wide clinical challenges associated with
         COVID-19, you expect to initiate your Phase 1/2A clinical trial with AT-787 for the treatment of HCV. We also note your disclosure on page 125 that you have temporarily paused your development, given your prioritization of resources towards the development of AT-527 for COVID-19, as well as industry wide challenges in clinical studies during the COVID-19 pandemic. To the extent that you have paused any of your programs to prioritize your resources towards AT-527, please revise the summary to make this clear.
Implications of Being an Emerging Growth Company, page 5

5. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
A number of companies and universities file and obtain patents..., page 61

6. We note that you may not be aware of patent claims that are currently or may in the future be pending that affect your business. With a view toward clarifying that disclosure, if you are aware or have experienced any challenges or infringements to your rights, please so disclose.
Use of Proceeds, page 86

7. With reference to your product pipeline table on page 1 and your R&D expense table on page 97, please revise paragraph three to provide an estimate regarding how far in the development process for AT-527, AT-787, and AT-752 the allocated proceeds of the offering will enable you to reach. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material
 Jean-Pierre Sommadossi, Ph.D.
Atea Pharmaceuticals, Inc.
July 16, 2020
Page 3
         amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.
Business
Overview, page 107

8. We note your disclosure that your approach allows you to maximize the formation of an active metabolite, potentially resulting in "highly potent" product candidates. Please clarify what you mean by the term highly potent and explain the risks to your strategy if your candidates do not prove to be highly potent.
Viral resistance and mutations, page 112

9. We note your disclosure on page 117 that the RNA-dependent RNA polymerase in SARS-
         CoV-1 contains a proofreading exonuclease (nsp14) and understand that SARS-CoV-2 contains a similar proofreading exonuclease. Please explain if the presence of an exonuclease in the RdRP could impair the potency of your product candidate for SARS-
         Co-V-2 or if mutations in that enzyme could have similar effects.
10. We note you use a prodrug. If the phosphorylating enzymes in the targeted cells could mutate in a way that could inhibit the formation of active metabolites of the prodrug, please revise your disclosure to address that as a challenge to your treatment strategy.
11. We note from your product candidate pipeline that you intend to use single drug therapies to treat COVID-19, Dengue and RSV. Given the obstacles of viral resistance and mutations that you describe, to the extent you intend to use monotherapies for the disclosed indications, please disclose the risks presented by your strategy as compared to combination or cocktail drug strategies and include risk factor disclosure as appropriate.
Our approach, page 117

12. We note your disclosure relating to the in vitro assays and that the concentration of AT-
         511 required to exhibit CC50 of the host cells used in these assays to support viral infections and propagation was consistently greater than the highest concentration tested
         (>100 uM), suggesting high potency and selectivity. Please revise to clarify why this suggests high potency and selectivity.
Phase 2 clinical trial, page 119
FirstName LastNameJean-Pierre Sommadossi, Ph.D.
13. We note that you are enrolling patients aged 45 to 80 years with moderate COVID-19
Comapany    NameAtea
       illness.          Pharmaceuticals,
                 To the extent              Inc. revise to disclose whether the
age range for the
                                material, please
July 16,prior
         2020HCVPageclinical
                     3       trials were the same.
FirstName LastName
 Jean-Pierre Sommadossi, Ph.D.
FirstName  LastNameJean-Pierre Sommadossi, Ph.D.
Atea Pharmaceuticals, Inc.
Comapany
July       NameAtea Pharmaceuticals, Inc.
     16, 2020
July 16,
Page  4 2020 Page 4
FirstName LastName
AT-787 for the treatment of hepatitis C, page 120

14.      Please revise your reference to AT-787   s "improved safety profile"
on page 122 to remove
         your conclusion regarding the safety of your product candidate as this determination is solely within the authority of the FDA and comparable regulatory bodies.
Executive and Director Compensation
Executive Compensation Arrangements, page 154

15. We note that neither Dr. Sommadossi nor Ms. Corcoran is currently a party to an agreement that provides for severance, termination or change in control benefits. Please clarify and disclose whether you have any material employment agreements covering any other aspect of employment. If so, please file any such agreements as exhibits to your registration statement.
Principal Stockholders, page 166

16. Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by the entities listed in your table.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Wesley C. Holmes, Esq.